Mail Stop 4720

June 1, 2009

Amy Schulman
Senior Vice President and General Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017

> **Re:** **Pfizer Inc.**
> **Registration Statement on Form S-4/A**
> **Filed May 22, 2009**
> **File No. 333-158237**

Dear Ms. Schulman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A-2 filed May 22, 2009

Pfizer and Wyeth Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

5. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 36

1. We acknowledge your response and revised disclosure in response to prior comment three however we continue to believe that an estimated preliminary fair value adjustment for property, plant and equipment is required. Please revise your pro forma financial statements to include an estimated fair value adjustment for

Wyeth's property, plant, and equipment and including an estimate of the associated adjustments to depreciation and amortization. If Pfizer believe that the book value of Wyeth's property, plant and equipment approximates fair value please state this fact.

Pfizer

Form 10-K for the year ended December 31, 2008

Schedule 14A

Executive Compensation: Compensation Discussion and Analysis

CEO Performance Objectives, page 47

2. We note your response to comment 12 and disagree with your conclusion that the information is note material. Therefore, we reissue our comment. The C&DI 118.04 that you cite distinguishes between qualitative goals that are generally not quantified and quantitative goals. Your response states that the Value Based Portfolio Goal is a specific dollar value target.

   We note your concern that the disclosure would include technical terms, the status of products in your pipeline and anticipated revenues. Additionally, we note your concern that the information may be confusing to shareholders and the investing public.

   Your future disclosure should disclose the target value and explain that the value is calculated by estimating the value of all your available products, product candidates, formulas, etc. The disclosure should also clarify that the estimated values are based on anticipated revenues, stage in your pipeline, costs to complete development, etc. and are the result of significant qualitative assessments and judgment. Your disclosure can caution investors that the portfolio value is not a valuation of the company or to make investment based decisions. Finally, you should disclose whether the target was met.

3. We note your response to our prior comment 13 includes proposed disclosure if the performance objectives and NEOs were identical to those covered by the 2009 proxy statement. The purpose of our comment was to obtain quantified disclosure for your proposed 2010 proxy statement, assuming that the NEOs and goals are the same as those identified in the 2009 proxy statement. Please revise your proposed disclosure to quantify the budget parameters and targets that Messrs. D'Amelio's, Read's and Dr. Mackay's referenced in the description of their goals. To the extent that a U.S cash flow and drive profit and loss goals was quantified for Mr. D'Amelio, please quantify the disclosure. Similarly, quantify any product

goals for Dr. MacKay.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at 202-551-3652 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Dennis J. Block
        William P. Mills
        Cadwalader, Wickersham & Taft LLP
        One World Financial Center
        New York, New York 10281
        Fax: 212-504-6666